 Exhibit 99.1

SNDL Successfully Completes Privatization of Nova and Welcomes New Director

CALGARY, AB, Oct. 21, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") are pleased to announce the closing of the previously announced plan of arrangement (the "Arrangement") pursuant to which SNDL has acquired all of the issued and outstanding common shares in the capital of Nova ("Nova Shares") not already owned by SNDL, representing approximately 34.8% of the Nova Shares. The Arrangement was approved by at least two-thirds of the holders of Nova Shares ("Nova Shareholders") and the majority of disinterested Nova Shareholders under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions at a special meeting of the Nova Shareholders on October 16, 2024. The Court of King's Bench of Alberta granted a final order approving the Arrangement on October 17, 2024. All financial information in this press release is reported in Canadian dollars unless otherwise indicated.

Pursuant to the Arrangement, each Nova Shareholder (other than SNDL and its affiliates that hold Nova Shares) will receive $1.75 in cash for each Nova Share (the "Cash Consideration"), representing a premium of 41.2% to the 20-day volume weighted average trading price of Nova Shares on the Toronto Stock Exchange (the "TSX") as of market close on August 12, 2024, the date prior to the announcement of the Arrangement, other than Nova Shareholders that validly elected to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL ("SNDL Shares") for each Nova Share (the "Share Consideration" and, collectively with the Cash Consideration, the "Consideration"), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares. Nova Shareholders representing a total of 275,507 Nova Shares elected to receive an aggregate of 159,792 SNDL Shares as Share Consideration. Nova Shareholders representing a total of 21,305,023 Nova Shares elected (or were deemed to have elected) to receive $37,283,790.25 as Cash Consideration.

"The acquisition of Nova's remaining minority interest represents a significant milestone that will streamline SNDL's cannabis retail operations and generate material savings by eliminating public company expenses," said Zachary George, SNDL's Chief Executive Officer. "With a debt-free and cash-rich balance sheet we are well-positioned to drive the continued expansion of our Canadian cannabis retail platform. We intentionally and successfully structured this transaction to incentivize shareholders to opt for cash, which further underscores our focus on accretive growth, allowing us to efficiently deploy capital without significant share dilution."

The Nova Shares are expected to be delisted from the TSX and the OTC Markets.  Following the delisting of the Nova Shares, Nova intends to submit an application to cease to be a reporting issuer in each applicable jurisdiction of Canada pursuant to applicable securities laws, and, following which, SNDL intends to amalgamate with Nova pursuant to the provisions of the Business Corporations Act (Alberta).

Registered holders of Nova Shares are reminded that they must send their completed and executed letter of transmittal and election form and related share certificates or DRS advices, if any, to the depository for the Arrangement, Odyssey Trust Company, as soon as possible in order to receive the Consideration to which they are entitled under the Arrangement.

DIRECTOR APPOINTMENT

In connection with the Arrangement, SNDL intends to appoint to its board of directors J. Carlo Cannell, 61, a leading practitioner of special situations since the formation of Cannell Capital in 1992.

EARLY WARNING REPORTING

Immediately prior to the effective date of the Arrangement, SNDL and its subsidiaries owned an aggregate of 40,501,641 Nova Shares, representing approximately 65.2% of the outstanding Nova Shares at such time. Pursuant to the terms of the Arrangement, SNDL acquired each of the issued and outstanding Nova Shares (other than those held by SNDL and its affiliates) for the Consideration. The aggregate Consideration delivered pursuant to the Arrangement for Nova Shares (including cash payments in lieu of fractional shares) was $37,283,790.25 in cash and 159,792 in SNDL Shares. The closing trading price of a SNDL Share on Nasdaq on October 18, 2024, the last full trading day prior to the closing of the Arrangement, was US$2.02 (approximately C$2.79).

An early warning report will be filed on SEDAR+ at www.sedarplus.ca under Nova's profile. In order to obtain a copy of the early warning report, please contact Matthew Husson at legal@sndl.com.

ADVISORS

McCarthy Tétrault LLP has acted as legal counsel to SNDL.

Eight Capital has acted as financial advisor and Bennett Jones LLP has acted as legal counsel to Nova.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL". SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spirit Leaf, Superette and Firesale. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnership throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates locations across Alberta, Ontario, British Columbia and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedarplus.ca and Nova's website at www.novacannabis.ca.

The head office of Nova Cannabis is located at 101, 17220 Stony Plain Rd. NW, Edmonton, Alberta, T5S 1K6, Canada.

Forward-Looking Information Cautionary Statement

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding; the combined company and its focus going forward; the anticipated delisting of the Nova Shares from the TSX and OTC Markets (including the timing thereof); Nova's application to cease to be a reporting issuer (including the timing thereof); the anticipated amalgamation of SNDL and Nova (including the timing thereof); and the anticipated benefits associated with the Arrangement, including any anticipated financial benefits and growth opportunities. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to; the anticipated benefits of the Arrangement; the business and operations of both SNDL and Nova, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; and the ability of SNDL to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits. Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL and Nova can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits SNDL and/or Nova will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: that the benefits or the Arrangement will not be as anticipated; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; conditions in the liquor and cannabis industries; the risk that Nova is not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; and the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores.

Readers, therefore, should not place undue reliance on any such forward-looking information. Further, this forward-looking information is given as of the date of this press release and, except as expressly required by applicable law, SNDL and Nova disclaim any intention and undertake no obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities laws. All of the forward-looking information contained in this release is expressly qualified by the foregoing cautionary statements.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-successfully-completes-privatization-of-nova-and-welcomes-new-director-302281784.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2024/21/c1125.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 08:55e 21-OCT-24